The Boardwalk
San Diego, CA

Earnings Release and Supplemental Report

_____

Second Quarter 2022



Healthpeak
PROPERTIES



Hayden Research Campus
Lexington, MA

TABLE OF
Contents

Healthpeak Properties Reports Second Quarter 2022 Results

DENVER, August 2, 2022 – Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the second quarter ended June 30, 2022.

SECOND QUARTER 2022 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.13 per share, Nareit FFO of $0.44 per share, FFO as Adjusted of $0.44 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 3.7%
  - Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 4.3% and 4.5%, respectively
– South San Francisco Joint Ventures:
  - Formed a new life science joint venture with a sovereign wealth fund ("SWF Partner") for the near-term redevelopment of seven buildings on Healthpeak's Pointe Grand campus in South San Francisco
  - Healthpeak and its SWF Partner have also signed agreements to utilize a similar joint venture structure to develop Phases II & III of Vantage in South San Francisco
– Announced a $500 million share repurchase program
– Life science development:
  - Signed a 154,000 square foot full-building lease with a global pharmaceutical company at Vantage Phase I in South San Francisco
  - Placed in service the remaining 74,000 square feet at The Boardwalk and an additional 160,000 square feet at The Shore
  - $1 billion active life science developments 81% pre-leased as of August 2, 2022
– Added a new $36 million on-campus medical office development to our HCA Healthcare ("HCA") development program
– Increased MOB full-year 2022 same-store cash NOI outlook
– Net debt to adjusted EBITDAre and liquidity were 5.1x and $2.0 billion, respectively, as of June 30, 2022
– Obtained indicative lender commitments in excess of $500 million for proposed new senior unsecured delayed draw term loans
– The Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on August 19, 2022, to stockholders of record as of the close of business on August 8, 2022
– Published 11th annual ESG report covering environmental, social and governance initiatives and progress

SECOND QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 68,057	$ 0.13	$ 277,533	$ 0.51
Nareit FFO, diluted	238,506	0.44	149,671	0.28
FFO as Adjusted, diluted	238,829	0.44	219,386	0.40
AFFO, diluted	197,244		190,579	

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "June 30, 2022 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month SS Cash (Adjusted) NOI growth on an actual and pro forma basis. The Pro Forma table reflects the results excluding government grants under the CARES Act for our CCRC portfolio.

Actual

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	4.3%	49.4%	4.8%	48.3%
Medical office	4.5%	40.0%	4.1%	39.6%
CCRC	(2.1%)	10.6%	6.2%	12.1%
Total Portfolio	**3.7%**	**100.0%**	**4.7%**	**100.0%**

Pro Forma (excluding CARES)

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	4.3%	49.4%	4.8%	49.0%
Medical office	4.5%	40.0%	4.1%	40.2%
CCRC	(2.6%)	10.6%	(4.3%)	10.8%
Total Portfolio	**3.6%**	**100.0%**	**3.5%**	**100.0%**

SOUTH SAN FRANCISCO JOINT VENTURES

POINTE GRAND REDEVELOPMENT

In August 2022, Healthpeak and its SWF Partner entered into a new 70% (Healthpeak) / 30% (SWF Partner) joint venture ("JV") on an approximately 400,000 square foot portfolio ("Portfolio") of seven life science buildings on Healthpeak's Pointe Grand campus in South San Francisco.

The JV intends to capitalize on Pointe Grand's irreplaceable location and strong tenant demand by redeveloping the buildings upon the near-term expirations of existing leases. The redevelopment will create differentiated product in an A+ location offering tenants speed to market in high-quality, purpose-built lab space at a lower occupancy cost compared to new development. The smaller buildings also allow the JV to capture the significant demand from a deep pool of tenants seeking 20,000 to 50,000 square feet.

The JV expects to fund an additional investment of approximately $400 per square foot to renovate and re-tenant the 30-year-old buildings over the next two years, including updated building systems, tenant improvements, and an amenity suite.

The JV generated cash proceeds to Healthpeak of $126 million at closing. Healthpeak will earn a preferred return during the redevelopment period, asset management and development fees, and be eligible for a promote.

VANTAGE PHASES II & III DEVELOPMENT

Healthpeak and its SWF Partner have also signed agreements to utilize a similar joint venture structure to develop Phases II and III of Vantage, a Class A development campus that is directly adjacent to Pointe Grand in South San Francisco and currently wholly-owned by Healthpeak. The purchase price for the Vantage Phase II & III joint venture is subject to final entitlements/density, and closing is subject to certain closing conditions, which we expect will be satisfied in the first half of 2023.

SHARE REPURCHASE AUTHORIZATION

In August 2022, Healthpeak's Board of Directors approved a $500 million share repurchase program. The shares may be repurchased in the open market at Healthpeak's discretion and subject to market conditions, regulatory constraints, and other customary conditions, until August 2024.

DEVELOPMENT UPDATES

VANTAGE PHASE I

In July 2022, Healthpeak signed a 154,000 square foot lease with a global pharmaceutical company at its Vantage Phase I development in South San Francisco, bringing the property to 45% pre-leased.

Strategically located on the corner of Forbes Boulevard and at the doorstep of Genentech's headquarters, the purpose-built lab campus will feature state-of-the-art design, an amenity center, flexible and efficient floor plates, and building systems accommodating a broad range of life science uses.

MOB DEVELOPMENT PROGRAM WITH HCA

In July 2022, Healthpeak added a new $36 million on-campus Class A medical office building to its development program with HCA. The 70,000 square foot, four-story building will be located on the Memorial Health University Medical Center campus in Savannah, Georgia. Memorial Health University Medical Center is operated by HCA and is the largest hospital in the MSA. HCA has committed to lease 50% of the space.

Since 2019, Healthpeak's development program with HCA has delivered 9 MOBs totaling 780,000 square feet, with total development costs of approximately $237 million.

THE BOARDWALK

During the second quarter, Healthpeak placed in service the remaining 74,000 square feet, representing $48 million of investment, at The Boardwalk, located in the Torrey Pines submarket of San Diego. The $179 million Class A development is targeting LEED Gold certification, encompasses 192,000 square feet across 3 buildings, and is 100% leased.

THE SHORE AT SIERRA POINT

During the second quarter, Healthpeak placed in service 160,000 square feet, representing $184 million of investment, at Phase II of The Shore at Sierra Point, located in Brisbane, California. The remaining 36,000 square feet in Phase II that has not yet been placed in service is 100% leased with a total expected development cost of $47 million and expected initial occupancy in the fourth quarter of 2022.

ACQUISITIONS

NORTHWEST MEDICAL PLAZA

In May 2022, Healthpeak closed on a 68,000 square foot on-campus medical office building for $26 million. The property is 98% leased with a weighted average remaining lease term of approximately 4.5 years and directly attached to Northwest Medical Center, a 128-bed full-service hospital in Bentonville, Arkansas.

DISPOSITIONS

During the second quarter, Healthpeak closed on the sale of three non-core MOB assets, generating proceeds of $26 million.

BALANCE SHEET

Net debt to adjusted EBITDAre and liquidity were 5.1x and $2.0 billion, respectively, as of June 30, 2022, including net proceeds from the future settlement of shares sold under equity forward contracts during the third quarter of 2021.

Healthpeak has obtained indicative lender commitments for proposed new senior unsecured delayed draw term loans (the "Term Loan Facilities") in an aggregate principal amount of up to $500 million, with initial stated maturities of 4.5 years (plus 1-year extension option at Healthpeak's discretion) and 5 years, and an interest rate of adjusted SOFR plus 85 basis points based on Healthpeak's current credit ratings. Healthpeak anticipates that the Term Loan Facilities will close in August 2022, subject to customary closing conditions, and fund during the fourth quarter 2022. Healthpeak intends to use the proceeds of the Term Loan Facilities for general corporate purposes, including to pay down existing and future short-term borrowings under its commercial paper program. On August 2, 2022, Healthpeak executed forward-starting swaps that matched the expected initial stated maturities of the Term Loan Facilities and fixed the interest rate at a blended 3.5%. The commitments in respect of the Term Loan Facilities and the terms and conditions thereof (including principal amounts, interest rates, and maturities) remain subject to the negotiation and execution of definitive loan documentation and market conditions.

ESG

In July 2022, Healthpeak published its 11th annual ESG Report, highlighting our environmental, social, and governance (ESG) initiatives over the last decade, as well as our 2021 performance.

Healthpeak was recently named an ENERGY STAR Partner of the Year for the second time and received several workplace recognitions, including being certified a Great Place to Work for the third consecutive year, Great Place to Work in Orange County by the *Orange County Business Journal* for the second time, and Top Workplaces by *The Tennessean* for the first time.

To learn more about Healthpeak's ESG program and view our 2021 ESG Report, please visit www.healthpeak.com/esg.

DIVIDEND

On July 28, 2022, Healthpeak announced that its Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on August 19, 2022, to stockholders of record as of the close of business on August 8, 2022.

2022 GUIDANCE

We are reaffirming the following guidance ranges for full year 2022:
- Diluted Nareit FFO per share of $1.70 – $1.76
- Diluted FFO as Adjusted per share of $1.68 – $1.74

We are updating the following guidance ranges for full year 2022:
- Diluted earnings per common share from $0.58 – $0.64 to $0.97 – $1.03
- Total Portfolio Same-Store Cash (Adjusted) NOI growth Guidance from 3.25% – 4.75% to 3.50% – 5.00%

These estimates do not reflect the potential impact from unannounced future transactions. These estimates are based on our view of existing market conditions, transaction timing and other assumptions for the year ending December 31, 2022. For additional details and assumptions underlying this guidance, please see page 38 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, August 3, 2022, at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) to review its financial and operating results for the quarter ended June 30, 2022. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 10168631. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through August 3, 2023, and a telephonic replay can be accessed through August 10, 2022, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 6376533. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust ("REIT") and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and CCRC. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2022 Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the Covid pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns, CFA
Senior Vice President – Investor Relations
720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets

In thousands, except share and per share data

		June 30, 2022		December 31, 2021
Assets				
Real estate:				
Buildings and improvements	$	12,590,403	$	12,025,271
Development costs and construction in progress		675,713		877,423
Land		2,705,260		2,603,964
Accumulated depreciation and amortization		(3,097,748)		(2,839,229)
Net real estate		12,873,628		12,667,429
Net investment in direct financing leases		—		44,706
Loans receivable, net of reserves of $2,015 and $1,813		413,962		415,811
Investments in and advances to unconsolidated joint ventures		402,154		403,634
Accounts receivable, net of allowance of $2,122 and $1,870		47,340		48,691
Cash and cash equivalents		73,013		158,287
Restricted cash		54,815		53,454
Intangible assets, net		470,865		519,760
Assets held for sale and discontinued operations, net		66,647		37,190
Right-of-use asset, net		233,391		233,942
Other assets, net		682,388		674,615
Total assets	$	**15,318,203**	$	**15,257,519**
Liabilities and Equity				
Bank line of credit and commercial paper	$	1,448,569	$	1,165,975
Senior unsecured notes		4,655,852		4,651,933
Mortgage debt		349,329		352,081
Intangible liabilities, net		169,622		177,232
Liabilities related to assets held for sale and discontinued operations, net		15,869		15,056
Lease liability		201,124		204,547
Accounts payable, accrued liabilities, and other liabilities		706,819		755,384
Deferred revenue		814,754		789,207
Total liabilities		**8,361,938**		**8,111,415**
Commitments and contingencies				
Redeemable noncontrolling interests		115,877		87,344
Common stock, $1.00 par value: 750,000,000 shares authorized; 539,580,161 and 539,096,879 shares issued and outstanding		539,580		539,097
Additional paid-in capital		10,073,712		10,100,294
Cumulative dividends in excess of earnings		(4,306,762)		(4,120,774)
Accumulated other comprehensive income (loss)		(1,318)		(3,147)
Total stockholders' equity		6,305,212		6,515,470
Joint venture partners		334,120		342,234
Non-managing member unitholders		201,056		201,056
Total noncontrolling interests		535,176		543,290
Total equity		**6,840,388**		**7,058,760**
Total liabilities and equity	$	**15,318,203**	$	**15,257,519**

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

		Three Months Ended June 30,		Six Months Ended June 30,	
		2022	**2021**	**2022**	**2021**
Revenues:					
Rental and related revenues	$	387,079 $	340,642 $	757,229 $	668,614
Resident fees and services		125,360	117,308	246,920	233,436
Income from direct financing leases		—	2,180	1,168	4,343
Interest income		5,493	16,108	10,987	25,121
Total revenues		517,932	476,238	1,016,304	931,514
Costs and expenses:					
Interest expense		41,867	38,681	79,453	85,524
Depreciation and amortization		180,489	171,459	358,222	328,997
Operating		215,044	190,132	422,291	371,893
General and administrative		24,781	24,088	48,612	48,990
Transaction costs		612	619	908	1,417
Impairments and loan loss reserves (recoveries), net		139	931	271	4,173
Total costs and expenses		462,932	425,910	909,757	840,994
Other income (expense):					
Gain (loss) on sales of real estate, net		10,340	175,238	14,196	175,238
Gain (loss) on debt extinguishments		—	(60,865)	—	(225,157)
Other income (expense), net		2,861	1,734	21,177	3,934
Total other income (expense), net		13,201	116,107	35,373	(45,985)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures		68,201	166,435	141,920	44,535
Income tax benefit (expense)		718	763	(59)	755
Equity income (loss) from unconsolidated joint ventures		382	867	2,466	2,190
Income (loss) from continuing operations		**69,301**	**168,065**	**144,327**	**47,480**
Income (loss) from discontinued operations		**2,992**	**113,960**	**3,309**	**383,968**
Net income (loss)		**72,293**	**282,025**	**147,636**	**431,448**
Noncontrolling interests' share in continuing operations		(3,955)	(3,535)	(7,685)	(6,841)
Noncontrolling interests' share in discontinued operations		—	(2,210)	—	(2,539)
Net income (loss) attributable to Healthpeak Properties, Inc.		**68,338**	**276,280**	**139,951**	**422,068**
Participating securities' share in earnings		(281)	(287)	(2,258)	(2,732)
Net income (loss) applicable to common shares	$	**68,057** $	**275,993** $	**137,693** $	**419,336**
Basic earnings (loss) per common share:					
Continuing operations	$	0.12 $	0.30 $	0.25 $	0.07
Discontinued operations		0.01	0.21	0.01	0.71
Net income (loss) applicable to common shares	$	**0.13** $	**0.51** $	**0.26** $	**0.78**
Diluted earnings (loss) per common share:					
Continuing operations	$	0.12 $	0.30 $	0.25 $	0.07
Discontinued operations		0.01	0.21	0.01	0.71
Net income (loss) applicable to common shares	$	**0.13** $	**0.51** $	**0.26** $	**0.78**
Weighted average shares outstanding:					
Basic		539,558	538,929	539,456	538,805
Diluted		539,815	544,694	539,701	539,081

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data

	Three Months Ended June 30,				Six Months Ended June 30,			
	2022		**2021**		**2022**		**2021**	
Net income (loss) applicable to common shares	$	68,057	$	275,993	$	137,693	$	419,336
Real estate related depreciation and amortization		180,489		171,459		358,222		328,997
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures		5,210		2,869		10,345		7,322
Noncontrolling interests' share of real estate related depreciation and amortization		(4,844)		(4,923)		(9,685)		(9,809)
Loss (gain) on sales of depreciable real estate, net[1]		(12,903)		(297,476)		(16,688)		(557,138)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures		129		(5,866)		(150)		(5,866)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net		—		2,179		12		2,179
Loss (gain) upon change of control, net		—		—		—		(1,042)
Taxes associated with real estate dispositions		16		1,693		(166)		2,183
Impairments (recoveries) of depreciable real estate, net		—		3,743		—		3,743
Nareit FFO applicable to common shares		236,154		149,671		479,583		189,905
Distributions on dilutive convertible units and other		2,352		—		4,704		—
Diluted Nareit FFO applicable to common shares	$	238,506	$	149,671	$	484,287	$	189,905
Diluted Nareit FFO per common share	$	0.44	$	0.28	$	0.89	$	0.35
Weighted average shares outstanding - diluted Nareit FFO		547,132		539,193		547,018		539,081
Impact of adjustments to Nareit FFO:								
Transaction-related items	$	596	$	1,265	$	893	$	5,379
Other impairments (recoveries) and other losses (gains), net[2]		139		1,845		(8,770)		5,087
Restructuring and severance related charges		—		—		—		2,463
Loss (gain) on debt extinguishments		—		60,865		—		225,157
Casualty-related charges (recoveries), net		(411)		3,596		(411)		4,644
Total adjustments		324		67,571		(8,288)		242,730
FFO as Adjusted applicable to common shares		236,478		217,242		471,295		432,635
Distributions on dilutive convertible units and other		2,351		2,144		4,719		4,067
Diluted FFO as Adjusted applicable to common shares	$	238,829	$	219,386	$	476,014	$	436,702
Diluted FFO as Adjusted per common share	$	0.44	$	0.40	$	0.87	$	0.80
Weighted average shares outstanding - diluted FFO as Adjusted		547,132		546,519		547,018		546,407

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations of this Earnings Release and Supplemental Report and the detailed financial information in the Discontinued Operations Reconciliation section included in the corresponding Discussion and Reconciliation of Non-GAAP Financial Measures, which is available in the Investor Relations section of our website at http://ir.healthpeak.com/.

(2) The six months ended June 30, 2022 includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) a $23 million gain on sale of a hospital that was in a direct financing lease and (ii) $14 million of expenses incurred for tenant relocation and other costs associated with a planned MOB demolition. The three and six months ended June 30, 2021 includes the following: (i) a $7 million goodwill impairment charge in connection with our senior housing triple-net asset sales which is reported in income (loss) from discontinued operations in the Consolidated Statements of Operations and (ii) a $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable which is included in interest income in the Consolidated Statements of Operations. The remaining activity for the three and six months ended June 30, 2022 and 2021 includes reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	2021	2022	2021
FFO as Adjusted applicable to common shares	$ 236,478	$ 217,242	$ 471,295	$ 432,635
Amortization of stock-based compensation	5,300	5,095	10,021	9,459
Amortization of deferred financing costs	2,689	2,121	5,377	4,334
Straight-line rents	(12,713)	(6,201)	(23,872)	(15,336)
AFFO capital expenditures	(27,906)	(22,422)	(50,745)	(43,132)
Deferred income taxes	(1,188)	(2,771)	(927)	(4,493)
Other AFFO adjustments	(7,065)	(4,026)	(13,524)	(9,628)
AFFO applicable to common shares	195,595	189,038	397,625	373,839
Distributions on dilutive convertible units and other	1,649	1,541	3,296	2,862
Diluted AFFO applicable to common shares	$ **197,244**	$ **190,579**	$ **400,921**	$ **376,701**
Weighted average shares outstanding - diluted AFFO	545,307	544,694	545,193	544,582

The Numbers
Overview[1][2]

As of and for the quarter and six months ended June 30, 2022, dollars, square feet, and shares in thousands, except per share data

	2Q22	YTD 2022
Financial Metrics		
Diluted earnings per common share	$0.13	$0.26
Diluted Nareit FFO per common share	$0.44	$0.89
Diluted FFO as Adjusted per common share	$0.44	$0.87
Dividends per common share	$0.30	$0.60
Portfolio Real Estate Revenues[3][4]	$523,887	$1,035,296
Portfolio NOI[3][4]	$296,653	$588,600
Portfolio Cash (Adjusted) NOI[3][4]	$272,115	$546,394
Portfolio Income[3][4]	$277,607	$557,380

	2Q22	% of Total SS	YTD 2022	% of Total YTD SS
Same-Store Cash (Adjusted) NOI Growth				
Life science	4.3%	49.4%	4.8%	48.3%
Medical office	4.5%	40.0%	4.1%	39.6%
CCRC[4][5]	(2.1%)	10.6%	6.2%	12.1%
Total[5]	**3.7%**	**100.0%**	**4.7%**	**100.0%**

	2Q22			2Q22
Capitalization		**Debt Ratios**		
Common stock outstanding and DownREIT units	546,897	Financial Leverage		34.2%
Total Market Equity	$14,170,101	Secured Debt Ratio		2.1%
Enterprise Debt	$6,493,545	Net Debt to Adjusted EBITDAre		5.1x
		Adjusted Fixed Charge Coverage		5.9x

	Total Portfolio			Operating Portfolio		
	Property Count	Capacity[6]			Capacity	Occupancy[7]
Portfolio Statistics						
Life science	149	12,172	Sq. Ft.		10,903 Sq. Ft.	98.6%
Medical office	298	24,123	Sq. Ft.		24,123 Sq. Ft.	89.9%
CCRC	15	7,344	Units		7,344 Units	81.1%
Other[8]	19	3,354	Units		3,354 Units	75.8%
Total	**481**					

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this report can be found at https://ir.healthpeak.com/quarterly-results. The contents of this Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding.

(2) Segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs and exclusive of noncontrolling interest share in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures found at https://ir.healthpeak.com/quarterly-results for further information.

(3) Excludes discontinued operations.

(4) 2Q22 includes $0.2 million and YTD includes $7.4 million of government grants under the CARES Act for our CCRC and Other segments, which is included in Other income (expense), net, and Equity income/(loss) from unconsolidated joint ventures, in our Consolidated Statement of Operations; $0.2 million and $6.8 million of which relates to properties in Same-Store in our CCRC Segment for 2Q22 and year-to-date, respectively.

(5) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been (2.6%) for CCRC and 3.6% for Total Portfolio, and the year-to-date Same-Store would have been (4.3%) for CCRC and 3.5% for Total Portfolio.

(6) Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.

(7) Occupancy for Life science and Medical office is calculated as of the end of the period presented and is based on square feet. Occupancy for CCRC and Other is calculated based on the most recent three-month average available and is based on units. Occupancy excludes assets held for sale.

(8) Our Other non-reportable segment includes nineteen assets in our unconsolidated SWF SH JV.

Portfolio Summary[1]

As of and for the quarter ended June 30, 2022, dollars in thousands, excludes discontinued operations

	Property Count	Weighted Average Age[2]	Portfolio Investment	Portfolio Income
Property Portfolio				
Life science	138	15	$ 7,734,825	$ 137,422
Medical office	290	24	6,085,480	107,281
CCRC	15	32	2,267,711	23,292
Other	19	22	460,543	4,119
	462	**20**	**$ 16,548,559**	**$ 272,115**
Developments				
Life science	8	—	$ 463,327	$ —
	8	**—**	**$ 463,327**	**$ —**
Redevelopments[3]				
Life science	3	—	$ 177,408	$ —
Medical office	8	—	27,829	—
CCRC	—	—	813	—
	11	**—**	**$ 206,051**	**$ —**
Debt Investments				
Seller financing loans	—	—	$ 384,879	$ 5,057
Other	—	—	22,472	436
	—	**—**	**$ 407,351**	**$ 5,493**
Total				
Life science	149	15	$ 8,375,560	$ 137,422
Medical office	298	24	6,113,309	107,281
CCRC	15	32	2,268,524	23,292
Other	19	22	867,894	9,612
	481	**20**	**$ 17,625,288**	**$ 277,607**



PORTFOLIO INCOME[4]

$277.6M

Life science 49.5%
Medical office 38.6%
CCRC 8.4%
Other 3.5%

(1)	Excludes discontinued operations. Detailed financial information about discontinued operations are included in the Discussion and Reconciliation of Non-GAAP Financial Measures, which is available in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.
(2)	Age is weighted based on current quarter Portfolio Income excluding assets sold or held for sale.
(3)	Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Property Portfolio section above.
(4)	Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Quarter NOI Summary

For the quarter ended June 30, 2022, dollars in thousands, excludes discontinued operations

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science	$ 208,976	$ (49,910)	$ 159,066		$ 160,109	$ (37,482)	$ 122,627
Medical office	171,126	(60,896)	110,230		137,451	(46,355)	91,096
CCRC	125,569	(102,277)	23,292		125,569	(101,834)	23,735
Other	18,215	(14,150)	4,065		—	—	—
	$ 523,887	$ (227,234)	$ 296,653		$ 423,130	$ (185,671)	$ 237,458

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science	$ 187,323	$ (49,901)	$ 137,422		$ 148,078	$ (37,473)	$ 110,605
Medical office	167,483	(60,202)	107,281		135,335	(45,785)	89,549
CCRC	125,569	(102,277)	23,292		125,569	(101,834)	23,735
Other	18,301	(14,182)	4,119		—	—	—
	$ 498,677	$ (226,562)	$ 272,115		$ 408,982	$ (185,092)	$ 223,890

THREE-MONTH SS

	Property Count	% of Total SS based on SS Cash (Adjusted) NOI	SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year				Sequential			
				Occupancy		Growth		Occupancy		Growth	
				2Q22	2Q21	SS NOI	SS Cash (Adjusted) NOI	2Q22	1Q22	SS NOI	SS Cash (Adjusted) NOI
Life science	119	49%	80%	98.8%	97.5%	6.3%	4.3%	98.8%	98.5%	4.8%	2.4%
Medical office	247	40%	83%	91.5%	91.4%	3.9%	4.5%	91.5%	91.7%	0.1%	0.6%
CCRC	15	11%	100%	81.1%	79.4%	3.1%	(2.1%) [1]	81.1%	80.9%	(22.7%)	(22.7%) [1]
Total	**381**	**100%**	**82%** [2]			**5.1%**	**3.7%** [1]			**(0.5%)**	**(1.7%)** [1]

(1) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been (2.6%) for CCRC and 3.6% for Total Portfolio and Same-Store Sequential three-month Cash (Adjusted) NOI growth would have been (2.6%) for CCRC and 1.1% for Total Portfolio.
(2) Total percent of Segment Portfolio Cash (Adjusted) NOI is inclusive of the Other segment, which is not included in Same-Store.

Year-To-Date NOI Summary

For the six months ended June 30, 2022, dollars in thousands, excludes discontinued operations

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science	$ 404,405	$ (98,563)	$ 305,842		$ 311,961	$ (73,490)	$ 238,471
Medical office	340,301	(119,763)	220,538		272,715	(91,000)	181,715
CCRC	254,015	(200,165)	53,850		253,681	(199,232)	54,449
Other	36,575	(28,205)	8,370		—	—	—
	$ 1,035,296	$ (446,696)	$ 588,600		$ 838,357	$ (363,722)	$ 474,635

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science	$ 368,480	$ (98,394)	$ 270,086		$ 290,800	$ (73,321)	$ 217,479
Medical office	332,479	(118,436)	214,043		268,168	(89,871)	178,297
CCRC	254,015	(200,165)	53,850		253,681	(199,232)	54,449
Other	36,683	(28,268)	8,415		—	—	—
	$ 991,657	$ (445,264)	$ 546,394		$ 812,649	$ (362,424)	$ 450,225

SIX-MONTH SS

	Property Count	% of Total SS based on Cash (Adjusted) NOI	SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year			
				Occupancy		Growth	
				2022	2021	SS NOI	SS Cash (Adjusted) NOI
Life science	118	48%	81%	98.8%	97.6%	5.4%	4.8%
Medical office	246	40%	83%	91.5%	91.5%	3.5%	4.1%
CCRC	15	12%	100%	81.0%	79.1%	8.8%	6.2% [1]
Total	379	100%	82% [2]			5.0%	4.7% [1]

(1) Excluding government grants received under the CARES Act, year-to-date Same-Store Cash (Adjusted) NOI growth would have been (4.3%) for CCRC and 3.5% for Total Portfolio.
(2) Total percent of Segment Portfolio Cash NOI is inclusive of the Other segment, which is not included in Same-Store.

Property Count Reconciliations

As of June 30, 2022

PROPERTY COUNT RECONCILIATION

	Life Science	Medical Office	CCRC	Other	Total
Prior Quarter Total Property Count	149	300	15	19	483
Acquisitions	—	1	—	—	1
Assets sold	—	(3)	—	—	(3)
Current Quarter Total Property Count	149	298	15	19	481
Acquisitions	(5)	(28)	—	—	(33)
Assets in Development	(8)	—	—	—	(8)
Recently completed Developments	(5)	(10)	—	—	(15)
Assets in Redevelopment	(3)	(8)	—	—	(11)
Recently completed Redevelopments	(4)	(3)	—	—	(7)
Assets held for sale	(2)	(2)	—	—	(4)
Segment exclusions	—	—	—	(19)	(19)
Significant tenant relocation[1]	(3)	—	—	—	(3)
Three-Month SS Property Count	119	247	15	—	381
Acquisitions	—	(1)	—	—	(1)
Significant tenant relocation[1]	(1)	—	—	—	(1)
Six-Month SS Property Count	118	246	15	—	379

SEQUENTIAL SS

	Life Science	Medical Office	CCRC	Other	Total
Prior Quarter Three-Month SS Property Count	121	249	15	—	385
Acquisitions	—	1	—	—	1
Assets in Redevelopment	(1)	(3)	—	—	(4)
Significant tenant relocation[1]	1	—	—	—	1
Assets held for sale	(2)	—	—	—	(2)
Current Quarter Three-Month SS Property Count	119	247	15	—	381

(1) Life science assets removed from Same-Store due to significant tenant relocations from buildings that were in Same-Store to buildings that are not in Same-Store, where the relocation results in increased revenues to the Company.

Capitalization

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	June 30, 2022		
	Shares	Value	Total Value
Common stock (NYSE: PEAK)	539,580	$ 25.91	$ 13,980,518
Convertible partnership (DownREIT) units	7,317	25.91	189,583
Total Market Equity	**546,897**		$ **14,170,101**
Consolidated Debt			6,453,750
Total Market Equity and Consolidated Debt	**546,897**		$ **20,623,851**
Share of unconsolidated JV debt			39,795
Total Market Equity and Enterprise Debt	**546,897**		$ **20,663,646**

COMMON STOCK AND EQUIVALENTS

	Shares Outstanding June 30, 2022	Weighted Average Shares Three Months Ended June 30, 2022				Weighted Average Shares Six Months Ended June 30, 2022			
		Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO	Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO
Common stock	539,580	539,558	539,558	539,558	539,558	539,456	539,456	539,456	539,456
Common stock equivalent securities[1]:									
Restricted stock units	1,794	257	257	257	257	245	245	245	245
Convertible partnership (DownREIT) units	7,317	—	7,317	7,317	5,492	—	7,317	7,317	5,492
Total common stock and equivalents	**548,691**	**539,815**	**547,132**	**547,132**	**545,307**	**539,701**	**547,018**	**547,018**	**545,193**

(1) The weighted average shares as of June 30, 2022 represent the current dilutive impact, using the treasury stock method, of 1.8 million restricted stock units and 7.3 million DownREIT units. All 9.1 million shares under ATM forward contracts that had not been settled as of June 30, 2022 were anti-dilutive.

Indebtedness

As of June 30, 2022, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

	Bank LOC & Commercial Paper[1]	Senior Unsecured Notes		Mortgage Debt		Consolidated Debt	Share of Unconsolidated JV Debt		Enterprise Debt	
		Amounts	Rates %	Amounts	Rates %		Amounts[2]	Rates %	Amounts	Rates %
2022	$ —	$ —	—	$ 2,541	3.80	$ 2,541	$ 241	2.96	$ 2,782	3.73
2023	—	—	—	90,089	3.80	90,089	497	2.96	90,586	3.80
2024	—	—	—	7,024	4.28	7,024	38,707	3.37	45,731	3.51
2025	—	800,000	3.93	3,209	3.80	803,209	—	—	803,209	3.93
2026	1,448,569	650,000	3.39	244,523	4.48	2,343,092	—	—	2,343,092	2.61
2027	—	450,000	1.54	366	5.91	450,366	—	—	450,366	1.54
2028	—	500,000	2.36	—	—	500,000	—	—	500,000	2.36
2029	—	650,000	3.65	—	—	650,000	—	—	650,000	3.65
2030	—	750,000	3.14	—	—	750,000	—	—	750,000	3.14
2031	—	600,000	3.10	—	—	600,000	—	—	600,000	3.10
Thereafter	—	300,000	6.91	—	—	300,000	—	—	300,000	6.91
	$ 1,448,569	$ 4,700,000		$ 347,752		$ 6,496,321	$ 39,445		$ 6,535,766	
Premiums, (discounts), and debt issuance costs, net	—	(44,148)		1,577		(42,571)	350		(42,221)	
	$ 1,448,569	$ 4,655,852		$ 349,329		$ 6,453,750	$ 39,795		$ 6,493,545	
Weighted average interest rate %	1.95	3.39		4.28		3.12	3.29		3.12	
Weighted average maturity in years	3.6	6.6		3.4		5.7	2.1		5.8	

(1) The Company has a $3.0 billion unsecured revolving line of credit facility (the "Revolving Facility") that matures on January 20, 2026 and contains two six-month extension options. It accrues interest at LIBOR plus 77.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.

(2) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

Indebtedness

As of June 30, 2022, dollars in thousands

DEBT STRUCTURE

		Balance	% of Total	Weighted Average Rates %	Weighted Average Years to Maturity
Secured	Fixed rate	$ 372,469	6	4.18	3.3
	Floating rate	14,728	—	4.33	2.5
	Combined	**$ 387,197**	**6**	**4.19**	**3.3**
Unsecured	Fixed rate	4,700,000	72	3.39	6.6
	Floating rate[1]	1,448,569	22	1.95	3.6
	Combined	**$ 6,148,569**	**94**	**3.05**	**5.9**
Total	Fixed rate	5,072,469	78	3.45	6.4
	Floating rate[1][2]	1,463,297	22	1.96	3.5
	Combined	**$ 6,535,766**	**100**	**3.12**	**5.8**
	Premiums, (discounts), and debt issuance costs, net	(42,221)			
	Enterprise Debt	**$ 6,493,545**			

FINANCIAL COVENANTS[3]

	Bank Line of Credit Requirement	Bank Line of Credit Actual Compliance
Leverage Ratio	No greater than 60%	35%
Secured Debt Ratio	No greater than 40%	2%
Unsecured Leverage Ratio	No greater than 60%	38%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	6.1x
Tangible Net Worth ($ billions)	No less than $7.7B	$10.2B

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)
Fitch	BBB+ (Stable)

(1) Includes short term commercial paper borrowings that are backstopped by the Revolving Facility.
(2) The Company expects to receive proceeds of $310 million related to equity forward contracts. Assuming these proceeds are used to pay down commercial paper borrowings, the percentage of floating rate debt would be 19%.
(3) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used within the Debt Ratios section of this document.

Investment Summary

As of and for the six months ended June 30, 2022, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Date	Capacity	Property Count	Property Type	Three Months Ended June 30, 2022		Six Months Ended June 30, 2022
ACQUISITIONS								
67 Smith Place land parcel	Boston, MA	January	—	—	Life science	$	—	$ 72,000
Vista Sorrento land parcel	San Diego, CA	January	—	—	Life science		—	24,000
Webster	Houston, TX	March	95 Sq. Ft.	2	Medical office		—	43,000
Northwest Medical Plaza	Fayetteville, AR	May	68 Sq. Ft.	1	Medical office		25,700	25,700
OTHER INVESTMENTS								
Development fundings							105,372	180,230
Redevelopment fundings							26,290	43,713
Loan fundings							968	1,486
Total				**3**		**$**	**158,330**	**$ 390,129**

REAL ESTATE HELD FOR SALE

Property Type	Capacity	Property Count	Projected Sales Price
Medical office	122 Sq. Ft.	2	$ 8,500
Life science	166 Sq. Ft.	2	125,000
Total		**4**	**$ 133,500**

DISPOSITIONS

	Date	Capacity	Property Count	Property Type	Sales Price	Trailing Cash Yield[1]
Myriad IV	January	70 Sq. Ft.	1	Life science	$ 14,250	
Frye Regional Medical Center	February	257 Sq. Ft.	1	Medical office	67,625	
SWG MOB	April	59 Sq. Ft.	1	Medical office	13,750	
Stansbury Health Center	May	22 Sq. Ft.	1	Medical office	5,480	
Fort Worth land parcel	June	N/A	—	Medical office	900	
Kindred Hospital Dallas	June	81 Sq. Ft.	1	Medical office	6,500	
Total			**5**		**$ 108,505**	**12.0%**

(1) Represents the weighted average yield calculated using Cash (Adjusted) NOI for the twelve month period prior to sale for dispositions.

Developments | In Process

As of June 30, 2022, dollars and square feet in thousands

DEVELOPMENT PROJECTS IN PROCESS

Project[1]	MSA	Property Count	CIP[2]	Cost to Complete[2]	Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Project Start	Initial Occupancy[3]
Life Science									
The Shore at Sierra Point - Phase II[4]	San Francisco, CA	1	$ 43,071	$ 3,809	$ 46,880	36	100	4Q18	4Q22
101 CambridgePark Drive	Boston, MA	1	114,887	66,110	180,997	161	98	3Q20	4Q22
Nexus on Grand	San Francisco, CA	1	78,423	83,859	162,282	148	100	1Q21	2Q23
Sorrento Gateway	San Diego, CA	1	49,211	67,558	116,769	163	100	2Q21	2Q23
Callan Ridge[5]	San Diego, CA	2	56,166	84,128	140,294	185	100	3Q21	2Q23
Vantage - Phase I[5][6]	San Francisco, CA	2	121,569	271,189	392,758	343	45	4Q21	4Q23
		8	**$ 463,327**	**$ 576,653**	**$ 1,039,980**	**1,036**	**81**		
Projected stabilized yields typically range from 6.0% - 8.0%									

(1) Total project capacity and Development costs for The Boardwalk are 192,000 square feet and $179 million respectively, including 118,000 square feet / $131 million placed in service in 1Q22, which includes $34 million related to the Redevelopment property's original basis prior to commencing the project and 74,000 square feet / $48 million placed in service in 2Q22. During the quarter, the Boardwalk generated non-stabilized Portfolio NOI and Portfolio Cash (Adjusted) NOI of $2.8 and $0.0 million, respectively.
(2) Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through occupancy.
(3) Initial Occupancy is generally reflective of revenue recognition commencement, which may not coincide with the start of cash rental payments. Cash rental payments generally occur three to six months following Initial Occupancy.
(4) Total project capacity and Development costs for The Shore at Sierra Point – Phase II are 298,000 square feet and $339 million, respectively, including 66,000 square feet / $68 million placed in service in 4Q21 and 36,000 square feet / $40 million placed in service in 1Q22 and 160,000 square feet / $184 million placed in service in 2Q22. During the quarter, The Shore at Sierra Point – Phase II generated non-stabilized Portfolio NOI and Portfolio Cash (Adjusted) NOI of $5.0 and $3.3 million, respectively.
(5) For multiple building projects, Initial Occupancy is reflective of the first tenant's occupancy date. Initial Occupancy for subsequent buildings can often follow by six to twelve months.
(6) In July 2022, Healthpeak executed a lease for 154,000 square feet at Vantage - Phase I.

Redevelopments and Land Held for Development

As of June 30, 2022, dollars and square feet in thousands; includes JV projects at share

REDEVELOPMENT PROJECTS IN PROCESS

Project[1]	MSA	Property Type	Property Count	Incremental Costs CIP[2]	Cost to Complete[2]	Total	Project Start	Estimated Completion Date[3]
600 Broadway	Seattle, WA	Medical office	1	$ 12,118	$ 5,176	$ 17,294	3Q21	4Q22
Swedish II and III	Denver, CO	Medical office	2	5,812	11,113	16,925	3Q21	2Q23
Stone Oak	San Antonio, TX	Medical office	1	6,468	5,026	11,494	4Q21	3Q22
Woodlake	Los Angeles, CA	Medical office	1	2,184	8,137	10,321	4Q21	1Q23
2201 Medical Plaza	Nashville, TN	Medical office	1	448	16,055	16,503	2Q22	4Q23
Atrium	Nashville, TN	Medical office	1	353	15,433	15,786	2Q22	4Q23
One Forest	Dallas, TX	Medical office	1	446	13,869	14,315	2Q22	4Q23
1150 Veterans	San Francisco, CA	Life science	1	5,239	23,031	28,270	1Q22	4Q22
Sierra Point Towers[4]	San Francisco, CA	Life science	1	9,197	56,629	65,826	1Q22	4Q22 / 1Q25
65 Hayden	Boston, MA	Life science	1	1,392	11,408	12,800	2Q22	4Q22
Village at Gleannloch Farms[5]	Houston, TX	CCRC	—	813	6,257	7,070	2Q22	1Q23
			11	**$ 44,470**	**$ 172,134**	**$ 216,604**		

Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%

LAND HELD FOR DEVELOPMENT

Project	MSA	Property Type	Gross Site Acreage	Currently Entitled Rentable Sq. Ft./ Units	Original Investment	Incremental Investment[6]	Investment to Date
Vantage - Remaining Phases	San Francisco, CA	Life science	12	502 Sq. Ft.	$ 129,154	$ 3,620	$ 132,774
West Cambridge Alewife[7]	Boston, MA	Life science	22	N/A	289,122	6,576	295,698
Vista Sorrento	San Diego, CA	Life science	10	N/A	43,850	1,358	45,208
Remaining[8]	Various	Various	27	N/A	108,655	11,548	120,202
			72		**$ 570,781**	**$ 23,102**	**$ 593,882**

Excludes approximately 1 million square feet of adjacent land development opportunities at our life science and medical office campuses, along with significant developable land at our existing CCRC campuses.

(1) During the quarter, West Houston was completed and placed in service.
(2) Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through occupancy.
(3) Excludes the completion of tenant improvements.
(4) Includes a two phase redevelopment with Phase I expected to complete 4Q22 and Phase II in 1Q25.
(5) The Village at Gleannloch Farms redevelopment (VGF) represents the construction of 12 cottages as part of densification of our adjacent land within our existing VGF campus.
(6) Includes capitalized interest, entitlement, and pre-construction costs.
(7) Excludes 15 acres and $336 million, which are currently included in our operating portfolio and may be densified in the future.
(8) Includes 8 acres as part of our Atlantic Health medical office acquisition, 9 acres as part of the Needham Land Parcel JV at our 37.5% share, and 9 acres as part of our Towers at Sierra Point land parcel.

Capital Expenditures[1][2]

For the three and six months ended June 30, 2022, dollars in thousands, except per unit/square foot, excludes discontinued operations

SECOND QUARTER		Life Science		Medical Office		CCRC		Other		Total
Portfolio at share										
Recurring capital expenditures	$	973	$	3,011	$	3,976	$	819	$	8,779
Tenant improvements - 2nd generation		4,290		8,611		—		—		12,901
Lease commissions - 2nd generation		3,013		2,536		—		—		5,550
AFFO capital expenditures[3]	$	**8,276**	$	**14,159**	$	**3,976**	$	**819**	$	**27,229**
Revenue enhancing capital expenditures		9,209		14,700		10,240		895		35,044
Casualty related capital expenditures		—		—		—		91		91
Initial Capital Expenditures ("ICE")		—		2,839		—		—		2,839
Development[4]		102,117		3,255		—		—		105,372
Redevelopment[4]		10,129		15,353		808		—		26,290
Capitalized interest		7,791		519		5		—		8,315
Total capital expenditures	$	**137,522**	$	**50,824**	$	**15,029**	$	**1,805**	$	**205,180**
Recurring capital expenditures per unit/sq. ft.		$0.09 per Sq. Ft.		$0.13 per Sq. Ft.		$542 per Unit		$457 per Unit		

YTD		Life Science		Medical Office		CCRC		Other		Total
Portfolio at share										
Recurring capital expenditures	$	2,288	$	5,714	$	5,934	$	1,523	$	15,459
Tenant improvements - 2nd generation		7,877		17,347		—		—		25,223
Lease commissions - 2nd generation		3,325		4,907		—		—		8,232
AFFO capital expenditures[3]	$	**13,489**	$	**27,968**	$	**5,934**	$	**1,523**	$	**48,914**
Revenue enhancing capital expenditures		17,700		28,854		16,273		1,440		64,267
Casualty related capital expenditures		—		—		—		547		547
Initial Capital Expenditures ("ICE")		—		3,763		—		—		3,763
Development[4]		175,474		4,756		—		—		180,230
Redevelopment[4]		16,714		26,190		808		—		43,713
Capitalized interest		15,586		1,056		5		—		16,647
Total capital expenditures	$	**238,963**	$	**92,588**	$	**23,020**	$	**3,510**	$	**358,082**
Recurring capital expenditures per unit/sq. ft.		$0.21 per Sq. Ft.		$0.26 per Sq. Ft.		$808 per Unit		$849 per Unit		

(1) Excludes corporate capitalized expenses such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc.
(2) A reconciliation to our Consolidated Statement of Cash Flows can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures document located at https://ir.healthpeak.com/quarterly-results.
(3) Includes AFFO capital expenditures on unconsolidated JVs for the quarter of $0.9 million and $1.7 million year-to-date. Excludes noncontrolling interest share of AFFO capital expenditures on consolidated joint ventures for the quarter of $0.5 million and $0.9 million year-to-date, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.
(4) Development and Redevelopment include related tenant improvements and lease commissions.

Portfolio Diversification

As of and for the quarter ended June 30, 2022, dollars in thousands, excludes discontinued operations

PORTFOLIO INCOME BY MSA

MSA	Property Count[1]	Life Science	Medical Office	CCRC	Other	Total	% of Total
San Francisco, CA	81	$ 84,511	$ 1,013	$ —	$ —	$ 85,523	31
Boston, MA	20	30,435	714	—	—	31,149	11
San Diego, CA	38	20,669	670	—	—	21,338	8
Dallas, TX	36	—	19,006	—	242	19,248	7
Houston, TX	41	—	8,240	1,253	2,371	11,863	4
Tampa, FL	7	—	688	7,959	—	8,647	3
Philadelphia, PA	6	—	4,681	3,848	—	8,530	3
Seattle, WA	7	—	7,037	—	—	7,037	3
Nashville, TN	17	—	6,197	—	—	6,197	2
Denver, CO	20	—	5,413	—	448	5,861	2
Louisville, KY	11	—	5,165	—	—	5,165	2
Remaining	189	1,807	48,458	10,232	1,059	61,557	22
Portfolio Cash (Adjusted) NOI	**473**	**$ 137,422**	**$ 107,281**	**$ 23,292**	**$ 4,119**	**$ 272,115**	**98**
Interest income	—	—	—	—	5,493	5,493	2
Portfolio Income	**473**	**$ 137,422**	**$ 107,281**	**$ 23,292**	**$ 9,612**	**$ 277,607**	**100**

(1) Excludes eight properties in Development.

Life Science

As of and for the quarter ended June 30, 2022, dollars and square feet in thousands

INVESTMENTS[1][2]

MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Total Square Feet	Occupancy %	Annualized Base Rent %
San Francisco, CA	80	$ 4,083,392	$ 84,511	5,444	97.9	60.1
Boston, MA	19	2,221,702	30,435	2,474	99.3	21.6
San Diego, CA	36	1,295,580	20,669	2,579	99.5	17.1
Remaining	6	134,150	1,807	406	100.0	1.2
	141	**$ 7,734,825**	**$ 137,422**	**10,903**	**98.6**	**100.0**

SAME-STORE

		2Q21		3Q21		4Q21		1Q22		2Q22
Property Count		119		119		119		119		119
Portfolio Investment	$	6,077,451	$	6,103,318	$	6,116,318	$	6,073,720	$	6,087,628
Square Feet		8,848		8,848		8,848		8,848		8,848
Occupancy %		97.5		97.4		96.7		98.5		98.8
Portfolio Real Estate Revenues	$	148,592	$	150,274	$	148,725	$	153,638	$	160,109
Portfolio Operating Expenses		(33,257)		(36,397)		(34,868)		(36,601)		(37,482)
Portfolio NOI	$	**115,335**	$	**113,877**	$	**113,857**	$	**117,037**	$	**122,627**
Portfolio Cash Real Estate Revenues	$	139,295	$	142,266	$	140,772	$	144,472	$	148,078
Portfolio Cash Operating Expenses		(33,248)		(36,388)		(34,859)		(36,442)		(37,473)
Portfolio Cash (Adjusted) NOI	$	**106,047**	$	**105,878**	$	**105,913**	$	**108,030**	$	**110,605**
Portfolio Cash (Adjusted) NOI Margin %		76.1		74.4		75.2		74.8		74.7
Pro Forma Portfolio Cash (Adjusted) NOI Margin %[3]		96.7		96.2		96.0		96.0		96.1
						Year-Over-Year Three-Month SS Growth %				**4.3%**

(1) Properties that are held for sale are included in property count, Investment, Cash (Adjusted) NOI, and square feet but are excluded from Occupancy.
(2) Excludes eight properties that are in Development.
(3) Approximately 90% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.

Life Science

As of June 30, 2022, dollars and square feet in thousands

TENANT CONCENTRATION[1]

Parent Name	Market Cap (in millions)	Weighted Average Remaining Lease Term in Years	Leased Square Feet		Annualized Base Rent[2]	
			Amount	% of Total	Amount	% of Total
Amgen	$ 129,971	2.0	623	6	$ 50,811	9
Johnson & Johnson	467,100	6.0	344	3	21,491	4
Bristol-Myers Squibb	163,938	7.2	242	2	16,032	3
AstraZeneca	199,230	3.2	230	2	14,210	3
Arcus Biosciences	1,817	9.5	246	2	13,588	2
Global Blood Therapeutics	2,080	7.7	164	2	12,219	2
Denali Therapeutics	3,618	6.8	148	1	10,817	2
General Atomics	Private	7.3	702	7	10,811	2
Rigel[3]	194	0.6	147	1	10,519	2
Myriad Genetics	1,460	3.6	288	3	9,827	2
Sorrento Therapeutics	767	16.5	211	2	9,605	2
Allogene Therapeutics	1,637	9.7	131	1	9,288	2
Nuvasive	2,558	12.7	252	2	8,965	2
Fog Pharmaceuticals	Private	8.7	122	1	8,505	1
Pacira	2,649	8.0	174	2	8,501	1
Adverum	119	9.5	120	1	7,842	1
Takeda	43,409	6.3	184	2	7,514	1
ElevateBio	Private	7.7	142	1	7,468	1
Alector	836	6.8	105	1	7,187	1
Forrester Research	903	4.7	192	2	6,830	1
Remaining		6.4	5,813	55	316,344	56
		6.4	**10,580**	**100**	**$568,375**	**100**



ANNUALIZED BASE RENT[2]

$568M

- Small Cap Biotech 16%
- Private Biotech 15%
- Mid Cap Biotech 21%
- Pharma 12%
- Large Cap Biotech 18%
- Medical Device 7%
- R&D / University 6%
- Office 4%
- Tech & Other 1%

PEAK publicly-traded biotech classification criteria:

- Large Cap: market cap > $10B
- Mid Cap: market cap between $10B and $500M
- Small Cap: market cap < $500M

(1) Excludes two assets held for sale at June 30, 2022.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Rigel lease expires in January 2023 and has been 100% re-leased to a large cap credit tenant.

Life Science

As of June 30, 2022, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

	Total				San Francisco		Boston		San Diego		Remaining	
Year	Leased Square Feet	%	Annualized Base Rent[2]	%	Leased Square Feet	Annualized Base Rent[2]	Leased Square Feet	Annualized Base Rent[2]	Leased Square Feet	Annualized Base Rent[2]	Leased Square Feet	Annualized Base Rent[2]
2022[3][4]	506	5	$ 30,062	5	504	$ 30,060	—	$ —	2	$ 2	—	$ —
2023[4]	552	5	35,049	6	352	25,771	—	60	200	9,218	—	—
2024[4]	453	4	30,281	5	421	28,559	—	—	32	1,722	—	—
2025	1,226	12	52,919	9	474	26,511	151	6,374	516	16,878	85	3,157
2026	530	5	22,430	4	304	17,121	24	1,092	202	4,217	—	—
2027	1,561	15	71,891	13	669	42,966	509	15,354	229	9,948	154	3,623
2028	630	6	32,743	6	123	8,209	507	24,534	—	—	—	—
2029	887	8	54,692	10	581	36,794	307	17,899	—	—	—	—
2030	1,161	11	75,922	13	642	44,529	345	22,892	174	8,501	—	—
2031	1,415	13	76,868	14	748	45,477	313	21,802	354	9,588	—	—
Thereafter	1,658	16	85,518	15	511	35,496	291	12,837	857	37,184	—	—
	10,580	**100**	**$ 568,375**	**100**	**5,329**	**$ 341,492**	**2,445**	**$ 122,844**	**2,566**	**$ 97,259**	**240**	**$ 6,780**

(1) Excludes two assets held for sale at June 30, 2022.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes month-to-month and holdover leases.
(4) Leased square feet for 2022, 2023, and 2024 includes 439,000, 141,000, and 189,000, respectively, related to the Oyster Point and Pointe Grand campuses, which are planned to undergo Redevelopment. The table excludes 88,000 square feet for a property in the Oyster Point campus that is currently in Redevelopment.



Nexus on Grand (Rendering)
South San Francisco, CA

Life Science

As of June 30, 2022, dollars and square feet in thousands, presented at 100%

2Q22 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.[1]	Leasing Costs per Sq. Ft.[1]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of March 31, 2022	**10,757**	**$ 52.75**					
Assets Held for Sale	(166)	33.84					
Developments placed in service	74	62.40					
Properties placed in (re)development	(107)	57.37					
Expirations	(143)	64.40					
Renewals	102	96.71	28.0	$ —	$ 2.06	47	78.5%
New leases	124	71.97		2.92	2.84	101	
Terminations	(61)	69.62					
Leased Square Feet as of June 30, 2022	**10,580**	**$ 53.72**					

YEAR-TO-DATE LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.[1]	Leasing Costs per Sq. Ft.[1]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2021	**10,257**	**$ 51.45**					
Assets Held for Sale	(166)	33.84					
Developments placed in service	422	66.39					
Redevelopments placed in service	75	64.82					
Properties placed into (re)development	(188)	60.84					
Expirations	(267)	67.60					
Renewals	112	94.48	28.2	$ —	$ 2.10	45	78.5%
New leases	396	68.41		7.60	2.60	113	
Terminations	(61)	69.62					
Leased Square Feet as of June 30, 2022	**10,580**	**$ 53.72**					

(1)   Average cost per lease year.

Life Science

As of and for the quarter ended June 30, 2022, dollars and square feet in thousands

LEASE TYPE

		Annualized Base Rent				
	San Francisco	Boston	San Diego	Remaining	Total	% of Total
Triple-Net[1]	$ 319,764	$ 105,897	$ 92,534	$ 6,780	$ 524,975	92.4
Base Year[2]	21,093	16,812	3,619	—	41,524	7.3
Gross[3]	636	135	1,106	—	1,877	0.3
Total	**$ 341,492**	**$ 122,844**	**$ 97,259**	**$ 6,780**	**$ 568,375**	**100.0**

OWNERSHIP TYPE

		Total Square Feet					Weighted Average Remaining Lease Term
	San Francisco	Boston	San Diego	Remaining	Total	% of Total	
Ground Lease	—	20	—	240	260	2.4	30 [4]
Fee Simple	5,444	2,454	2,579	166	10,643	97.6	
Total	**5,444**	**2,474**	**2,579**	**406**	**10,903**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Annualized Base Rent	% of Annualized Base Rent	Escalator %
Fixed	$ 561,596	98.8	3.2
CPI	6,780	1.2	8.3 [5]
Total	**$ 568,375**	**100.0**	**3.3**

(1) Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) Includes renewal options.
(5) Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

Medical Office

As of and for the quarter ended June 30, 2022, dollars and square feet in thousands

PORTFOLIO BY MARKET[1]

					Total Square Feet						
					On-campus		Off-campus[2]		Total		
MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Occupancy %	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	% of Total
Dallas, TX	34	$ 886,267	$ 19,006	92.1	2,137	1,459	209	54	2,347	1,513	16
Houston, TX	33	511,390	8,240	83.4	1,660	1,421	289	—	1,950	1,421	14
Seattle, WA	7	286,433	7,037	96.8	674	39	—	—	674	39	3
Nashville, TN	17	294,717	6,197	84.3	1,512	10	119	—	1,631	10	7
Denver, CO	16	345,046	5,413	82.2	1,079	—	35	—	1,114	—	5
Louisville, KY	11	240,087	5,165	95.8	668	17	447	—	1,115	17	5
Philadelphia, PA	4	434,470	4,681	78.0	694	—	436	144	1,129	144	5
Phoenix, AZ	13	231,526	4,141	92.3	519	70	281	—	800	70	4
Miami, FL	11	145,153	2,780	88.6	543	—	—	30	543	30	2
Salt Lake City, UT	10	125,061	2,624	90.1	434	—	130	7	564	7	2
Kansas City, MO	6	125,995	2,526	90.1	351	89	—	8	351	97	2
New York, NY	3	162,140	2,329	100.0	—	—	139	397	139	397	2
Greenville, SC	14	156,471	2,160	100.0	232	560	—	51	232	611	3
Minneapolis, MN	5	125,122	1,860	92.2	228	—	—	81	228	81	1
Indianapolis, IN	5	119,394	1,520	96.8	214	46	39	—	253	46	1
Washington, DC	4	98,562	1,462	81.6	55	29	182	—	237	29	1
Ogden, UT	8	85,737	1,439	84.8	338	—	—	60	338	60	2
Fresno, CA	1	59,689	1,344	100.0	—	56	—	—	—	56	—
Los Angeles, CA	4	82,519	1,271	86.3	161	—	66	—	227	—	1
Colorado Springs, CO	2	33,958	1,248	100.0	118	79	—	—	118	79	1
Remaining	90	1,535,741	24,838	93.0	2,675	1,398	636	716	3,311	2,115	22
	298	**$ 6,085,480**	**$ 107,281**	**89.9**	**14,293**	**5,273**	**3,010**	**1,548**	**17,303**	**6,821**	**100**

(1) Properties that are held for sale are included in property count, Investment, Cash (Adjusted) NOI, and square feet but are excluded from Occupancy.
(2) Includes medical office buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office | Same-Store

As of and for the quarter ended June 30, 2022, dollars and square feet in thousands

SAME-STORE

		2Q21		3Q21		4Q21		1Q22		2Q22
Property Count		247		247		247		247		247
Portfolio Investment	$	4,575,281	$	4,601,196	$	4,638,884	$	4,664,032	$	4,689,666
Square Feet		20,091		20,100		20,099		20,097		20,105
Occupancy %		91.4		91.3		91.6		91.7		91.5
Portfolio Real Estate Revenues	$	130,746	$	133,678	$	133,318	$	135,964	$	137,451
Portfolio Operating Expenses		(43,078)		(44,931)		(44,947)		(45,003)		(46,355)
Portfolio NOI	$	**87,668**	$	**88,747**	$	**88,371**	$	**90,961**	$	**91,096**
Portfolio Cash Real Estate Revenues	$	128,218	$	130,946	$	130,786	$	133,484	$	135,335
Portfolio Cash Operating Expenses		(42,502)		(44,342)		(44,371)		(44,433)		(45,785)
Portfolio Cash (Adjusted) NOI	$	**85,716**	$	**86,604**	$	**86,414**	$	**89,051**	$	**89,549**
Portfolio Cash (Adjusted) NOI Margin %		66.9		66.1		66.1		66.7		66.2
Pro Forma Portfolio Cash (Adjusted) NOI Margin %[1]		78.5		78.6		78.4		79.0		79.5
				Year-Over-Year Three-Month SS Growth %						4.5%

(1) Approximately 50% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.



Brentwood MOB
Brentwood, TN

Medical Office

As of and for the quarter ended June 30, 2022, square feet in thousands

SQUARE FEET BY HEALTH SYSTEM

| Health System | Property Count | Credit Rating | Total Square Feet | | | | | % of Total | % Directly Leased by Health System | Weighted Average Remaining Lease Term |
			On-Campus	Adjacent[1]	Anchored[1]	Unaffiliated Off-Campus	Total			
HCA	118	Baa3	9,661	236	318	—	10,216	42.3	24.5	4.2
Memorial Hermann	16	A1	1,709	—	83	—	1,791	7.4	4.1	3.9
Norton Healthcare	10	—	685	328	—	—	1,013	4.2	2.8	4.9
Community Health Systems	16	B3	976	—	—	—	976	4.0	4.8	7.6
Prisma Health System	14	A3	792	—	51	—	843	3.5	2.1	6.1
Thomas Jefferson Univ Hospital	1	A2	694	—	—	—	694	2.9	1.9	4.4
Providence Health & Services	6	A1	610	—	—	—	610	2.5	1.2	2.1
Steward Health	7	—	540	—	—	—	540	2.2	0.9	2.6
Atlantic Health	3	Aa3	—	—	537	—	537	2.2	2.7	10.3
HonorHealth	9	A2	421	107	—	—	528	2.2	0.8	3.4
UPENN Health System	1	Aa3	—	436	—	—	436	1.8	1.0	7.6
Tenet Healthcare	4	B1	295	—	90	—	384	1.6	0.7	5.2
Encompass Health	4	Ba3	310	—	—	—	310	1.3	1.6	2.0
Orlando Health	2	A2	289	—	—	—	289	1.2	0.3	3.6
Ascension Health	5	Aa2	119	—	94	—	213	0.9	0.8	5.5
CommonSpirit	3	Baa1	171	32	—	—	203	0.8	1.0	3.7
Bon Secours Mercy Health	4	A1	60	—	134	—	194	0.8	0.5	4.8
Baylor Scott & White Health	3	Aa3	140	—	49	—	189	0.8	0.4	1.7
Franciscan Alliance	2	Aa3	180	—	—	—	180	0.7	0.8	1.7
Medical Univ of South Carolina	3	Aa3	172	—	—	—	172	0.7	0.9	9.5
Remaining - credit rated	36		1,162	287	680	—	2,130	8.8		
Remaining - not credit rated	31		580	91	409	596	1,676	6.9		
Total	**298**		**19,566**	**1,518**	**2,443**	**596**	**24,123**	**100.0**	**53.7**	**4.6**
% of Total			**81.1**	**6.3**	**10.1**	**2.5**				
Total Healthcare Affiliated					**97.5%**					

(1) Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office

As of and for the quarter ended June 30, 2022, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

Year	Total Leased Square Feet	%	Total Annualized Base Rent[2]	%	On-Campus Leased Square Feet	On-Campus Annualized Base Rent[2]	Off-Campus Leased Square Feet	Off-Campus Annualized Base Rent[2]
2022[3]	1,598	7.4	$ 43,291	8.3	1,416	$ 38,801	182	$ 4,491
2023	2,014	9.3	52,525	10.1	1,644	43,127	370	9,398
2024	2,699	12.5	76,257	14.6	2,234	63,211	464	13,046
2025	4,563	21.1	89,607	17.2	4,294	82,440	268	7,167
2026	1,822	8.4	48,906	9.4	1,553	41,842	268	7,064
2027	1,361	6.3	34,640	6.6	1,030	26,065	331	8,575
2028	1,882	8.7	36,724	7.0	1,671	31,726	211	4,998
2029	979	4.5	24,205	4.6	749	19,108	230	5,097
2030	1,126	5.2	29,335	5.6	774	20,878	352	8,457
2031	1,570	7.3	36,699	7.0	1,191	26,550	380	10,150
Thereafter	1,999	9.2	49,761	9.5	1,018	26,980	980	22,781
	21,611	**100**	**$ 521,951**	**100**	**17,574**	**$ 420,727**	**4,036**	**$ 101,224**

MATERIAL NEAR-TERM PURCHASE OPTIONS

Maturity Year	Option Date[4]	Name	Property Count	MSA	Property Type	Annualized Base Rent[2]	Cash (Adjusted) NOI	Option Price
2026	10/2022	Innovation	1	San Diego, CA	Medical office	$ 2,279	$ 1,460	$ 29,000

(1) Excludes two assets held for sale at June 30, 2022.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes month-to-month and holdover leases.
(4) Reflects the earliest point at which the purchase option can be exercised.

Medical Office

As of June 30, 2022, dollars and square feet in thousands, presented at 100%

2Q22 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft.[2]	Leasing Costs per Sq. Ft.[2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of March 31, 2022	**21,510**	**$ 25.64**					
Acquisitions	67	20.04					
Developments placed in service	20	26.50					
Expirations	(643)	26.40					
Renewals, amendments and extensions	489	25.82	0.5 [3]	$ 1.71	$ 0.78	60	81.1%
New leases	248	24.36		6.13	1.39	86	
Terminations	(80)	33.16					
Leased Square Feet as of June 30, 2022	**21,611**	**$ 25.69**					

YEAR-TO-DATE LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft.[2]	Leasing Costs per Sq. Ft.[2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2021	**21,734**	**$ 25.43**					
Assets held for sale	(26)	23.45					
Acquisitions	159	22.24					
Dispositions	(257)	30.57					
Planned demolition	(84)	25.55					
Developments placed in service	88	25.32					
Expirations	(1,441)	25.91					
Renewals, amendments and extensions	1,150	26.02	2.4 [3]	$ 2.23	$ 0.80	54	81.1%
New leases	382	24.62		5.42	1.34	81	
Terminations	(94)	32.03					
Leased Square Feet as of June 30, 2022	**21,611**	**$ 25.69**					

(1) For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.
(2) Average cost per lease year.
(3) The current change in cash rents is negatively affected by the renewal of a large tenant under a long-term lease that had escalated above market. Excluding this lease, the change in cash rents would have been 3.0% for the quarter and 3.4% year-to-date.

Medical Office

As of and for the quarter ended June 30, 2022, square feet in thousands

LEASE TYPE

| | Leased Square Feet | | | | | |
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total
Triple-Net[1]	11,491	634	1,868	112	14,105	65.3
Base Year[2]	5,013	491	361	413	6,278	29.1
Gross[3]	1,070	39	99	19	1,228	5.7
Total	**17,574**	**1,164**	**2,328**	**545**	**21,611**	**100.0**

OWNERSHIP TYPE

| | Total Square Feet | | | | | | |
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	8,861	32	442	72	9,406	39.0	79 [5]
Fee Simple	10,705	1,486	2,002	525	14,718	61.0	
Total	**19,566**	**1,518**	**2,443**	**596**	**24,123**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Leased Square Feet	% of Square Feet	Escalator %
Fixed	20,068	92.9	2.8
CPI	1,542	7.1	6.3 [6]
Total	**21,611**	**100.0**	**3.1**

PROVIDER SPECIALTY

	Healthpeak	National Benchmark[4]
Types of Specialties		
Orthopedics	11%	4%
Obstetrics / Gynecology	9%	5%
General / Specialty Surgery	8%	5%
Ambulatory Surgery Center	7%	N/A
Cardiovascular	6%	3%
Oncology	6%	3%
Imaging / Radiology	4%	3%
Neurology	4%	2%
Gastroenterology	3%	2%
Other	25%	39%
Total Specialties	**83%**	**66%**
Primary Care	**17%**	**34%**
Total	**100%**	**100%**

(1) Includes both triple-net lease structures, in which the tenant is directly responsible for all operating expenses of the property, and net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) U.S. physicians breakdown from AAMC, 2020 Physician Specialty Data Book.
(5) Includes renewal options.
(6) Includes both pure CPI leases, leases with a CPI floor averaging 2%, and certain leases containing CPI ceilings. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

CCRC

As of and for the quarter ended June 30, 2022, dollars in thousands, except REVPOR

INVESTMENTS

	Property Count	Net Portfolio Investment[1]	Portfolio Real Estate Revenues, excluding NREFS	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,223,496	$ 89,702	$ 16,796	$ (87,680)	$ 18,818	6,292	82.1	$ 6,878	$ 25,397
Sunrise Senior Living	2	261,411	16,424	2,648	(14,154)	4,917	1,052	75.2	8,040	3,542
Remaining	—	—	—	—	(443)	(443)	N/A	N/A	N/A	—
Total	**15**	**$ 1,484,906**	**$ 106,125**	**$ 19,444**	**$ (102,277)**	**$ 23,292**	**7,344**	**81.1**	**$ 7,032**	**$ 28,938**

TOTAL CCRC PORTFOLIO

	2Q21	3Q21	4Q21	1Q22	2Q22
Property count	15	15	15	15	15
Gross Portfolio Investment	$ 2,203,751	$ 2,219,079	$ 2,243,655	$ 2,253,774	$ 2,267,711
Net Portfolio Investment[1]	1,416,858	1,432,162	1,458,768	1,474,262	1,484,906
Units	7,438	7,437	7,344	7,344	7,344
IL, AL, and Memory Care Occupancy %	80.6	80.7	80.4	80.8	80.9
Skilled Nursing Occupancy %	73.7	73.5	72.0	81.3	82.3
Total Occupancy %	79.4	79.5	79.0	80.9	81.1
REVPOR CCRC	$ 6,626	$ 6,714	$ 6,770	$ 7,190	$ 7,032
REVPOR CCRC excluding NREF Amortization	5,604	5,648	5,646	6,126	5,943
NREF Cash Collections	$ 23,766	$ 24,598	$ 25,585	$ 20,637	$ 28,938
NREF Amortization	18,415	18,900	19,745	18,957	19,444
Portfolio Real Estate Revenues	$ 119,810	$ 119,037	$ 118,868	$ 128,445	$ 125,569
Portfolio Operating Expenses before management fee	(93,264)	(95,225)	(92,193)	(94,657)	(98,888)
Management fee	(3,704)	(3,607)	(3,587)	(3,231)	(3,389)
Portfolio NOI[2]	**$ 22,842**	**$ 20,206**	**$ 23,087**	**$ 30,557**	**$ 23,292**
Portfolio Cash Real Estate Revenues	$ 119,824	$ 119,037	$ 118,868	$ 128,445	$ 125,569
Portfolio Cash Operating Expenses before management fee	(92,052)	(94,500)	(90,924)	(94,657)	(98,888)
Management fee	(3,704)	(3,607)	(3,587)	(3,231)	(3,389)
Portfolio Adjusted NOI[2]	**$ 24,068**	**$ 20,930**	**$ 24,356**	**$ 30,557**	**$ 23,292**
Portfolio Adjusted NOI Margin %	20.1	17.6	20.5	23.8	18.5

(1) Net Portfolio Investment is Gross Investment as defined in the Glossary less Non-Refundable Entrance Fees ("NREFs") and refundable entrance fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. As of June 30, 2022, the balances of NREFs and refundable entrance fees were $507.7 million and $275.2 million, respectively.

(2) Includes government grants under the CARES Act for 2Q21, 3Q21, 4Q21, 1Q22 and 2Q22 of $0.1 million, $0.0 million, $0.0 million, $6.9 million, and $0.2 million, respectively.

CCRC | Same-Store

As of and for the quarter ended June 30, 2022, dollars in thousands, except REVPOR

SAME-STORE

		2Q21		3Q21		4Q21		1Q22		2Q22	Sequential Growth	Year-Over-Year Growth
Property count		15		15		15		15		15	—	—
Net Portfolio Investment	$	1,416,858	$	1,432,162	$	1,458,656	$	1,474,262	$	1,484,906	0.7%	4.8%
Units		7,438		7,437		7,344		7,344		7,344	—%	(1.3%)
IL, AL, and Memory Care Occupancy %		80.6		80.7		80.4		80.8		80.9	10 bps	30 bps
Skilled Nursing Occupancy %		73.7		73.5		72.0		81.3		82.3	100 bps	860 bps
Total Occupancy %		79.4		79.5		79.0		80.9		81.1	20 bps	170 bps
REVPOR CCRC	$	6,626	$	6,714	$	6,770	$	7,190	$	7,032	(2.2%)	6.1%
REVPOR CCRC excluding NREF Amortization		5,604		5,648		5,646		6,126		5,943	(3.0%)	6.1%
Portfolio Real Estate Revenues	$	117,395	$	119,037	$	118,868	$	128,112	$	125,569	(2.0%)	7.0%
Portfolio Operating Expenses		(94,366)		(98,405)		(95,719)		(97,398)		(101,834)	4.6%	7.9%
Portfolio NOI[1]	$	**23,029**	$	**20,632**	$	**23,148**	$	**30,714**	$	**23,735**	**(22.7%)**	**3.1%**
Portfolio Cash Real Estate Revenues	$	117,395	$	119,037	$	118,868	$	128,112	$	125,569	(2.0%)	7.0%
Portfolio Cash Operating Expenses		(93,157)		(97,681)		(94,177)		(97,398)		(101,834)	4.6%	9.3%
Portfolio Adjusted NOI[1]	$	**24,238**	$	**21,356**	$	**24,691**	$	**30,714**	$	**23,735**	**(22.7%)**	**(2.1%)**
Portfolio Adjusted NOI Margin %		20.6		17.9		20.8		24.0		18.9	-510 bps	-170 bps

PRO FORMA SAME-STORE (EXCLUDING CARES ACT RECEIPTS)

		2Q21		3Q21		4Q21		1Q22		2Q22	Sequential Growth	Year-Over-Year Growth
REVPOR CCRC	$	6,621	$	6,713	$	6,770	$	6,822	$	7,020	2.9%	6.0%
REVPOR CCRC excluding NREF Amortization		5,599		5,647		5,646		5,758		5,931	3.0%	5.9%
Portfolio Real Estate Revenues	$	117,308	$	119,022	$	118,868	$	121,560	$	125,360	3.1%	6.9%
Portfolio Operating Expenses		(94,366)		(98,405)		(95,719)		(97,398)		(101,834)	4.6%	7.9%
Portfolio NOI	$	**22,942**	$	**20,617**	$	**23,148**	$	**24,162**	$	**23,526**	**(2.6%)**	**2.5%**
Portfolio Cash Real Estate Revenues	$	117,308	$	119,022	$	118,868	$	121,560	$	125,360	3.1%	6.9%
Portfolio Cash Operating Expenses		(93,157)		(97,681)		(94,177)		(97,398)		(101,834)	4.6%	9.3%
Portfolio Adjusted NOI	$	**24,151**	$	**21,341**	$	**24,691**	$	**24,162**	$	**23,526**	**(2.6%)**	**(2.6%)**
Portfolio Adjusted NOI Margin %		20.6		17.9		20.8		19.9		18.8	-110 bps	-180 bps

(1)   Includes government grants under the CARES Act for 2Q21, 3Q21, 4Q21, 1Q22 and 2Q22 of $0.1 million, $0.0 million, $0.0 million, $6.6 million, and $0.2 million, respectively.

Other

As of and for the quarter ended June 30, 2022, dollars in thousands, except REVPOR

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

	2Q21	3Q21	4Q21	1Q22	2Q22
Property count	19	19	19	19	19
Investment	$ 437,201	$ 455,743	$ 457,870	$ 458,352	$ 460,543
Units	3,354	3,354	3,354	3,354	3,354
Occupancy %	72.4	74.3	74.8	75.8	75.8
REVPOR Other	$ 4,186	$ 4,000	$ 4,118	$ 4,278	$ 4,234
Portfolio Real Estate Revenues	$ 17,323	$ 17,109	$ 17,971	$ 18,360	$ 18,215
Portfolio Operating Expenses before management fee	(11,650)	(12,617)	(12,547)	(13,193)	(13,282)
Management fee	(801)	(821)	(823)	(862)	(868)
Portfolio NOI[1]	$ 4,872	$ 3,672	$ 4,602	$ 4,305	$ 4,065
Portfolio Cash Real Estate Revenues	$ 17,330	$ 17,121	$ 17,967	$ 18,383	$ 18,301
Portfolio Cash Operating Expenses before management fee	(11,683)	(12,729)	(12,574)	(13,224)	(13,313)
Management fee	(801)	(821)	(823)	(862)	(868)
Portfolio Cash (Adjusted) NOI[1]	$ 4,845	$ 3,571	$ 4,570	$ 4,296	$ 4,119
Portfolio Cash (Adjusted) NOI Margin %	28.0	20.9	25.4	23.4	22.5

PRO FORMA (EXCLUDING CARES ACT RECEIPTS)

	2Q21	3Q21	4Q21	1Q22	2Q22
REVPOR Other	$ 4,038	$ 4,000	$ 3,963	$ 4,210	$ 4,234
Portfolio Real Estate Revenues	$ 16,740	$ 17,109	$ 17,232	$ 18,045	$ 18,215
Portfolio Operating Expenses before management fee	(11,650)	(12,617)	(12,547)	(13,193)	(13,282)
Management fee	(801)	(821)	(823)	(862)	(868)
Portfolio NOI	$ 4,289	$ 3,672	$ 3,863	$ 3,990	$ 4,065
Portfolio Cash Real Estate Revenues	$ 16,747	$ 17,121	$ 17,228	$ 18,067	$ 18,301
Portfolio Cash Operating Expenses before management fee	(11,683)	(12,729)	(12,574)	(13,224)	(13,313)
Management fee	(801)	(821)	(823)	(862)	(868)
Portfolio Cash (Adjusted) NOI	$ 4,262	$ 3,571	$ 3,831	$ 3,981	$ 4,119
Portfolio Cash (Adjusted) NOI Margin %	25.5	20.9	22.2	22.0	22.5

DEBT INVESTMENTS

	Investment[2]	Interest Income	Weighted Average Yield	Weighted Average Maturity in Years[3]
Seller financing loans	$ 384,879	$ 5,057	5.3%	0.8
Other	22,472	436	7.5%	0.6
Total Debt Investments	$ 407,351	$ 5,493	5.4%	0.8

(1) Includes government grants under the CARES Act for 2Q21, 3Q21, 4Q21, 1Q22 and 2Q22 of $0.6 million, $0.0 million, $0.7 million, $0.3 million, and $0.0 million, respectively.

(2) Excludes $2.0 million of estimated reserves for loan losses under the current expected credit losses accounting standard in accordance with ASC 326, and resident loans on CCRC entrance fee contracts of $30.0 million.

(3) Weighted average maturity in years is based on initial maturity and excludes extension options. Including extension options weighted average maturity would be 1.3 years.

2022 Guidance & Additional Items[1]

Projected full year 2022, dollars in millions, except per share

Bolded items represent updates from previous Guidance ranges and assumptions

2022 Guidance	Full Year 2022 Guidance (August 2, 2022)
Diluted earnings per common share	**$0.97 – $1.03**
Diluted Nareit FFO per common share	$1.70 – $1.76
Diluted FFO as adjusted per common share	$1.68 – $1.74
Total Portfolio year-over-year Same-Store Cash NOI	**3.50% – 5.00%**

Total Portfolio Year-Over-Year Same-Store Cash NOI Components	% of NOI	
Life Science	48%	4.00% – 5.00%
Medical Office	40%	**2.50% – 3.50%**
CCRC[2]	12%	8.00% – 12.00%
Total Portfolio[2]	100%	**3.50% – 5.00%**

Other Supplemental Information - AFFO Addition (Reduction)	Additional 2022 Guidance Assumptions
Amortization of stock-based compensation	$19 – $21
Amortization of deferred financing costs	$9 – $13
Straight-line rents	($48) – ($54)
AFFO capital expenditures	($95) – ($110)
Deferred income taxes	$0 – ($4)
Other AFFO adjustments	($25) – ($35)

Capital Expenditures (excluding AFFO Capital Expenditures)[3]	
1st generation TIs / revenue enhancing / ICE / casualty	$150 – $200
Development[4]	**$425 – $525**
Redevelopment[4]	$150 – $200

CCRC Non-Refundable Entrance Fees	
Non-refundable entrance fee amortization	$77 – $83
Non-refundable entrance fee cash receipts	**$100 – $110**

Other Items	
Interest income	**$20 – $25**
General and administrative	$93 – $98
Interest expense	**$160 – $175**
Unconsolidated SWF SH JV Cash NOI[5]	$15 – $20

Average LIBOR Assumptions	
3Q 2022 / 4Q 2022	**2.5% / 3.9%**

(1) Range of outcomes presented below incorporate various items shown on this page. Other items that may impact the range of outcomes include, but are not limited to: timing of acquisitions / dispositions / loan repayments and potential changes to interest rates.
(2) Includes $6.8 million of CARES Act grants received year-to-date in 2022 related to CCRCs. 2021 included $1.4 million of CARES Act grants related to the CCRC same-store pool. Excluding CARES Act grants, our 2022 Same-Store Cash NOI guidance for CCRC and Total Portfolio would be 3.00% – 7.00% and 3.00% – 4.50%, respectively.
(3) Includes our share of Unconsolidated JVs.
(4) Excludes ~$40 million of capitalized interest related to our share of development and redevelopment spend.
(5) Excluded from the 2022 same-store pool.

Glossary

Adjusted Fixed Charge Coverage*

Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*

See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs, and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our CCRC segment, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Completion Date - Development/Redevelopment

For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")

A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments

Loans secured by a direct interest in real estate and mezzanine loans.

Development

Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Direct Financing Lease ("DFL")

Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the quarter as if the transactions were completed at the beginning of the quarter. EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees

Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Glossary

Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Healthcare Affiliated

Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 1/3 or more to a health system or physician group.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Investment and Portfolio Investment*

Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI*

NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses; NOI excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Cash (Adjusted) NOI include the Company's pro rata share of NOI and Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures.

Occupancy

For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where leases have commenced, including month-to-month leases, as of the end of the period reported. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available based on units. The percentages shown are weighted to reflect our share and exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities, facilities held for sale, facilities for which agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants/borrowers without independent verification by us.

Portfolio Adjusted NOI*

Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses*

Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of cash operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income*

Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs.

Portfolio Real Estate Revenues* and Portfolio Cash Real Estate Revenues*

Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Glossary

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

REVPOR Other*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR Other excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS")*

Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

---

* Non-GAAP Supplemental Measures
   Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at https://ir.healthpeak.com/quarterly-results.

Dollars in thousands

NET INCOME TO ADJUSTED EBITDAre

	Three Months Ended June 30, 2022
Net income (loss)	$ **72,293**
Interest expense	41,867
Income tax expense (benefit)[1]	(748)
Depreciation and amortization	180,489
Other depreciation and amortization	1,363
Loss (gain) on sales of real estate[1]	(12,903)
Share of unconsolidated JV:	
Interest expense	(140)
Income tax expense (benefit)	87
Depreciation and amortization	5,210
Loss (gain) on sale of real estate from unconsolidated JVs	129
EBITDAre	$ **287,647**
Transaction-related items, excluding taxes	612
Other impairments (recoveries) and losses (gains)[2]	139
Casualty-related charges (recoveries), excluding taxes	(482)
Amortization of stock-based compensation	5,300
Impact of transactions closed during the quarter[3]	298
Adjusted EBITDAre	$ **293,514**

ADJUSTED FIXED CHARGE COVERAGE

Interest expense, including unconsolidated JV interest expense at share	41,727
Capitalized interest	8,315
Fixed Charges	$ **50,042**
Adjusted Fixed Charge Coverage	**5.9x**

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations of this Earnings Release and Supplemental Report and the detailed financial information in the Discontinued Operations Reconciliation section included in the corresponding Discussion and Reconciliation of Non-GAAP Financial Measures at http://ir.healthpeak.com/.

(2) Adjustment includes reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(3) Adjustment reflects the impact of transactions that closed during the quarter as if the transactions were completed at the beginning of the quarter.

Debt Ratios

As of and for the quarter ended June 30, 2022, dollars in thousands

ENTERPRISE DEBT AND NET DEBT

	June 30, 2022
Bank line of credit and commercial paper	$ 1,448,569
Senior unsecured notes	4,655,852
Mortgage debt	349,329
Consolidated Debt	**$ 6,453,750**
Share of unconsolidated JV mortgage debt	39,795
Enterprise Debt	**$ 6,493,545**
Cash and cash equivalents[1]	(81,083)
Share of unconsolidated JV cash and cash equivalents	(16,014)
Restricted cash	(54,815)
Share of unconsolidated JV restricted cash	(500)
Expected net proceeds from forward contracts	(310,041)
Net Debt	**$ 6,031,092**

FINANCIAL LEVERAGE

	June 30, 2022
Enterprise Debt	$ 6,493,545
Enterprise Gross Assets	18,968,231
Financial Leverage	34.2%

SECURED DEBT RATIO

	June 30, 2022
Mortgage debt	$ 349,329
Share of unconsolidated JV mortgage debt	39,795
Enterprise Secured Debt	**$ 389,124**
Enterprise Gross Assets	18,968,231
Secured Debt Ratio	2.1%

NET DEBT TO ADJUSTED EBITDAre

	Three Months Ended June 30, 2022
Net Debt	$ 6,031,092
Annualized Adjusted EBITDAre[2]	1,174,056
Net Debt to Adjusted EBITDAre	5.1x

(1) Includes cash and cash equivalents of $8 million on assets classified as discontinued operations.
(2) Represents the current quarter Adjusted EBITDAre multiplied by a factor of four.

BOARD OF DIRECTORS

BRIAN G. CARTWRIGHT
Chairman of the Board, Healthpeak Properties, Inc.
Former General Counsel,
U.S. Securities and Exchange Commission

KATHERINE M. SANDSTROM
Vice Chair of the Board, Healthpeak Properties, Inc.
Former Senior Managing Director,
Heitman LLC

THOMAS M. HERZOG
Chief Executive Officer, Healthpeak Properties, Inc.

CHRISTINE N. GARVEY
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

R. KENT GRIFFIN, JR.
Managing Director, PHICAS Investors
Former President, BioMed Realty Trust, Inc.

DAVID B. HENRY
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

SARA GROOTWASSINK LEWIS
Founder and Chief Executive Officer,
Lewis Corporate Advisors, LLC

EXECUTIVE MANAGEMENT

THOMAS M. HERZOG
Chief Executive Officer

SCOTT M. BRINKER
President
Chief Investment Officer

THOMAS M. KLARITCH
Chief Operating Officer

TROY E. MCHENRY
Chief Legal Officer
General Counsel

PETER A. SCOTT
Chief Financial Officer

SHAWN G. JOHNSTON
Executive Vice President
Chief Accounting Officer

LISA A. ALONSO
Executive Vice President
Chief Human Resources Officer

SCOTT R. BOHN
Executive Vice President
Co-Head of Life Science

JEFFREY H. MILLER
Executive Vice President
Development



The Towers at Sierra Point (Conceptual Rendering)
South San Francisco, CA

Forward-Looking Statements & Risk Factors

Statements contained in this supplemental report that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions; and (ii) the information presented in the section titled "2022 Guidance and Additional Items." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the Covid pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of,

Continued



Healthpeak Properties HQ
Denver, CO

Forward-Looking Statements & Risk Factors (concluded)

or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.



CambridgePark Drive
Cambridge, MA

Corporate HQ, Denver, CO

5050 South Syracuse Street, Suite 800
Denver, CO 80237
(720) 428 - 5050

South San Francisco, CA

2000 Sierra Point Parkway, Suite 100
Brisbane, CA 94005

Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614

San Diego, CA

420 Stevens Avenue, Suite 170
Solana Beach, CA 92075

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

Boston, MA

35 Cambridgepark Drive, Suite 150
Cambridge, MA 02140

Healthpeak®
PROPERTIES